MATERIAL CHANGE REPORT
FORM 51-102F3

Item 1.	Name and Address of Company

Zi Corporation (the "Corporation")
Suite 2100, 840 - 7th Avenue S.W.
Calgary, AB T2P 3G2

Item 2.	Date of Material Change

February 22, 2007

Item 3.	News Release

A news release was issued on February 23, 2007 through the services of CCN Matthews.

Item 4.	Summary of Material Change

Marty Steinberg, solely in his capacity as court appointed receiver (the "Receiver") of Lancer Management Group, LLC, Lancer Management Group II, LLC, Lancer Offshore, Inc., Omnifund, Ltd., LSPV, LLC, LSPV, Inc., CLR Associates, LLC, G.H. Associates, LLC, and Alpha Omega Group, Inc. and as the person in control of Lancer Partners, LP (collectively, the "Lancer Entities") and the Corporation entered into an agreement (the "Settlement Agreement") dated February 22, 2007 to settle any and all outstanding claims and issues between the Receiver, the Lancer Entities and the Corporation.

Item 5.	Full Description of Material Change

Marty Steinberg, solely in his capacity as Receiver of the Lancer Entities and the Corporation entered into the Settlement Agreement dated February 22, 2007 to settle any and all outstanding claims and issues between the Receiver, the Lancer Entities and the Corporation.

The settlement is conditional upon the Receiver securing orders from the United States District Court for the Southern District of Florida and the United States Bankruptcy Court for the Southern District of Florida, authorizing the Receiver to execute the Settlement Agreement on behalf of the Lancer Entities. The settlement is also conditioned upon the Alberta Securities Commission dismissing with prejudice the Corporation’s pending action against the Receiver, which dismissal is not expected to be contentious. The date of receipt of such orders and dismissal will be the effective date of the Settlement Agreement (the "Effective Date"). The Effective Date must occur within 120 days of the date of execution of the Settlement Agreement.

Pursuant to the Settlement Agreement, as at the Effective Date, the Receiver and the Corporation have agreed to immediately discontinue, with prejudice, all litigation and regulatory proceedings of any kind. In addition, as of the Effective Date, the Receiver, the Corporation and the current and certain former directors of the Corporation have agreed to deliver mutual releases.

The Corporation also acknowledges as of the Effective Date that the Receiver has the power and authority to exercise, on behalf of the Lancer Entities, all rights and privileges with respect to all of the shares in the Corporation held by the Receiver.

The Corporation, the Receiver and Michael Lobsinger (who is also a party to the Settlement Agreement) have agreed on a process for nominating directors to be elected at the 2007 annual general meeting of the Corporation. The Receiver will be entitled to designate two persons as director nominees and Michael Lobsinger will be entitled to designate two persons as director nominees for election at the 2007 annual general meeting, and continuing through to the nominations for the 2008 annual general meeting. These nomination rights could end earlier if share ownership positions of the Receiver or Michael Lobsinger respectively, fall below certain thresholds.

Not less than five and not more than six directors will be proposed for election at the 2007 annual general meeting. The current directors designated for the purposes of the Settlement Agreement as the Receiver’s nominees to the board are Donald Moore and Robert Stefanski, and the current directors that are designated for purposes of the Settlement Agreement as Mr. Lobsinger’s nominees are Richard Tingle and Donald Hyde. Notwithstanding these designations for the purposes of the Settlement Agreement, each of these directors continues to act as independent directors.

Mr. Lobsinger will resign as a director of the Corporation and all of its subsidiaries on the Effective Date, but will remain as a consultant of the Corporation until December 31, 2007, although he has agreed to provide such services without significant remuneration.

It is intended that the Receiver will make application immediately to obtain the court orders in order to give full effect to the Settlement Agreement.

A copy of the Settlement Agreement has been filed on SEDAR.

Item 6.	Reliance on Section 7.1(2) or (3) of National Instrument 51-102

Not Applicable

Item 7.	Omitted Information

Not Applicable

Item 8.	Executive Officer

For further information, please contact Blair Mullin, Chief Financial Officer, by telephone at (403) 233-8875.

Item 9.	Date of Report

March 2, 2007